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SEC FILE NUMBER
8-67283

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/25 (MM/DD/YY) AND ENDING 06/30/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: White Oak Merchant Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3 Embarcadero Center, Suite 540
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Won Rha	(415) 644-4181	WRha@whiteoaksf.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP
(Name – if individual, state last, first, and middle name)

3800 Glenwood Ave., Suite 900	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Andre Hakkak, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of White Oak Merchant Partners LLC, as of 6/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: [signature] B01F9C30C5B447E...

Title: CEO

____

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

White Oak Merchant Partners LLC

Report on Audit of Financial Statements
and Supplemental Information
and report of independent registered public accounting firm
For the year ended June 30, 2026

(Confidential Pursuant to Rule 17a-5(e)(3))

Contents
For the year ended June 30, 2026

Cherry Bekaert LLP
Your Guide Forward

Report of Independent Registered Public Accounting Firm

To the Member
White Oak Merchant Partners LLC
San Fransico, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of White Oak Merchant Partners LLC (the "Company") as of June 30, 2026, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of June 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as White Oak Merchant Partners LLC's auditor since 2026.

Cherry Bekaert LLP

Denver, Colorado
August 21, 2026

White Oak Merchant Partners LLC

Statement of Financial Condition

June 30, 2026

Assets

Assets:		
Cash	$	165,340
Prepaid and other expenses		2,412
Total Assets	$	167,752

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	23,750
Due to Affiliate (Note 5)		13,369
Total Liabilities		37,119
Contingency (Note 6)		
Member's Equity		130,633
Total Liabilities and Member's Equity	$	167,752

The accompanying notes are an integral part of these financial statements

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

White Oak Merchant Partners LLC

Statement of Operations

For the year ended June 30, 2026

Operating Expenses:	
Compensation and benefits	84,442
Professional fees	79,818
Regulatory fees	7,442
Travel & entertainment	2,309
Other expenses	5,768
Total Operating Expenses	179,779
Net Loss	$ (179,779)

The accompanying notes are an integral part of these financial statements

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

White Oak Merchant Partners LLC

Statement of Changes in Member's Equity

For the year ended June 30, 2026

Balance, July 1, 2025	$	155,412
Capital Contributions (Note 5)		155,000
Net Loss (Note 2)		(179,779)
Balance, June 30, 2026	$	130,633

White Oak Merchant Partners LLC
Statement of Cash Flows
For the year ended June 30, 2026

Cash Flows from Operating Activities:	
Net loss	$ (179,779)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Decrease in prepaid expenses	1,195
Increase in accounts payable and accrued expenses	23,750
Decrease in accrued PTO	(8,078)
Decrease in 401k payable	(408)
Increase in due to affiliate	800
Net cash used in operating activities	(162,520)
Cash Flows from Financing Activities:	
Capital contributions	155,000
Net cash provided by financing activities	155,000
Net decrease in cash	(7,520)
Cash - July 1, 2025	172,860
Cash - June 30, 2026	$ 165,340

1. Organization and Nature of Business

White Oak Merchant Partners LLC (the “Company") was incorporated in the state of California on December 5, 2005 and is located in San Francisco, California. The Company is a broker dealer that is registered with the Securities and Exchange Commission (“SEC”) and the Financial Industry Regulatory Authority (“FINRA”). The Company is a wholly-owned subsidiary of White Oak Financial, LLC. The Company primarily provides advisory services related to financing solutions to small and medium sized enterprises.

2. Summary of Significant Accounting Policies

a) Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b) Liquidity

The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statements in future periods. The Company has operated with recurring losses and related negative operating cash flows, and is expected to have operating losses for the foreseeable future. At June 30, 2026, the Company's cash balance was $165,340. Management has determined that additional funding will be necessary and remains committed to contributing capital for the foreseeable future to ensure net capital compliance is maintained. The Company's sole managing member has the means to provide and has formally committed to providing adequate capitalization and liquidity for the Company's business operations for at least one year.

c) Cash and Cash Equivalents and Concentrations of Credit Risk

The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at one financial institution which is insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

d) Segment Reporting

The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

e) Income Taxes

The Company is a limited liability company and is not a tax paying entity for federal or state income tax purposes. Income of the Company is taxed to the member in its respective return. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Management is responsible for evaluating the Company’s uncertain tax positions in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 740, Income Taxes. The Company has evaluated its tax positions taken for all open tax years since 2022 and has not identified any uncertain tax positions which would require disclosure in the financial statements as of June 30, 2026.

There were no interest or penalties recognized in the Statement of Operations for the year ended June 30, 2026.

f) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2026, the Company had net capital of $128,221, which was $123,221 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .2895 to 1.

4. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. For the year ended June 30, 2026, the Company did not enter into any guarantee agreements.

5. Related Party Transactions

During the year, the Company received $155,000 of contributions from White Oak Financial LLC, its sole shareholder. As of June 30, 2026 the Due to Affiliate account had a balance of $13,369 and is reflected in the Statement of Financial Condition. The balance in the account is due to the firm's affiliate, White Oak Global Advisors, LLC, having paid for $800 of expenses during the fiscal year on behalf of the Company.

6. Contingency

The Company is involved in a civil action filed in the Court of Chancery of the State of Delaware by Intrepid Investments, LLC relating to alleged transactions involving Selling Source, LLC and certain owners and lenders. The complaint names White Oak Merchant Partners, LLC and certain related White Oak entities and alleges that they knowingly participated in certain transactions alleged to have harmed the plaintiff. The Company disputes the claims and is continuing to defend the matter. No liability has been recorded in the accompanying financial statements related to this matter, as the Company is unable to reasonably estimate the amount or range of possible loss, if any, at this time.

In the normal course of business, the Company may be subject to litigation, regulatory inquiries, administrative proceedings, and other claims incidental to its business as a broker-dealer. The Company cannot predict the timing or outcome of such matters with certainty. Based on currently available information, management does not believe the ultimate resolution of these matters will have a material adverse effect on the Company's financial position or results of operations.

7. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

White Oak Merchant Partners LLC

Supplemental Information

June 30, 2026

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Member's Equity	$	130,633
Less non-allowable assets		2,412
Net capital	$	128,221
Aggregate indebtedness		
Accounts payable and accrued expenses	$	23,750
Due to Affiliate		13,369
Total aggregate indebtedness	$	37,119
Minimum net capital required (6 2/3 of total aggregate indebtedness)	$	2,475
Minimum dollar net capital requirement	$	5,000
Net Capital Requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	123,221
Excess net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	122,221
Ratio of aggregate indebtedness to net capital		.2895 to 1

Note: There are no material differences in the above computation of net capital and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of June 30, 2026.

Cherry Bekaert LLP
Your Guide Forward

Report of Independent Registered Public Accounting Firm

To the Member
White Oak Merchant Partners LLC
San Francisco, California

We have reviewed management's statements, included in the accompanying Exemption Report regarding compliance with Footnote 74 of SEC Release 34-70073 in which White Oak Merchant Partners LLC (the “Company”) identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. Section 240.15c3-3 and (2) the Company stated the Company met the identified provisions of Footnote 74 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release 34-70073.

Cherry Bekaert LLP

Denver, Colorado
August 21, 2026

WHIITE OAK MERCHANT PARTNERS LLC
EXEMPTION REPORT

White Oak Merchant Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) private placements of securities, and (2) investment banking/mergers and acquisitions advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in rule 15c3-3) throughout the most recent fiscal year without exception.

I, Andre Hakkak, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

B01F9C30C5B447E...

Authorized Signature: Andre Hakkak

Title: CEO